MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

May 31, 2007

3.	News Release

A news release dated May 31, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on May 31, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On May 31, 2007, TransGlobe announced two successful oil wells at Godah #5 and Osaylan #3 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

May 31, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
GODAH #5 and OSAYLAN #3 RESULTS

Calgary, Alberta, Thursday, May 31, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces two successful oil wells at Godah #5 and Osaylan #3 in the Republic of Yemen.

Block 32, Republic of Yemen (13.81% working interest)

The Godah #5 appraisal well was drilled to a total measured depth of 1,886 meters and completed as a producing Qishn S1-A oil well. Godah #5 was drilled at a location approximately 2.0 kilometers east of the nearest well.

Godah #5 is currently producing 350 barrels of oil per day and 39 barrels per day of water from a 5 meter interval in the Qishn S1-A sand. The Godah #5 well successfully extended the pool boundary two kilometers to the east and doubled the areal extent of the Godah field.

The drilling rig has moved to a development location at Godah #6, approximately 1,000 meters east of Godah #2. Drilling commenced on Godah #6 on May 25, 2007 and is expected to take three to four weeks to complete, at which time the drilling rig is scheduled to go to a non-owned adjacent block. A second drilling rig is scheduled to arrive on Block 32 for a two-well program starting with development well Godah #7 in early June. Godah #7 is located approximately 770 meters east of Godah #6.

Both Godah #6 and Godah #7 can be tied into the existing facilities and placed on production shortly after completion.

Block S-1, Republic of Yemen (25% working interest)

Osaylan #3 reached a total measured depth of 1,201 meters and was completed as an oil well. The Osaylan #3 was directionally drilled to evaluate the Alif sandstone formation producing at Osaylan #2 and to evaluate the lower Lam sandstones in a structurally higher position than at Osaylan #2.

A new oil zone was discovered in the lower Lam sandstones which swabbed/flowed 153 barrels of 43 API oil and 116 barrels of water from a 32 meter perforated interval during a 24 hour period. The test confirmed a new oil pool in the lower Lam formation, with an estimated 20 meter oil column in Osaylan #3. The Osaylan lower Lam is similar to the lower Lam at the An Nagyah field which is developed using Horizontal wells to enhance well productivity and increase oil recovery. It is expected that the Osaylan lower Lam oil pool will be developed with horizontal wells.

The primary target Alif sandstone was then perforated over a 13 meter interval and swab/flow tested in combination with the lower Lam formation. The combined intervals swab/flowed 337 barrels of 43 API oil and 84 barrels of water in a 27 hour period.

Continued

The lower Lam was then isolated to reduce water production leaving the well as an Alif oil well. The Alif swabbed tested water free oil and gas. The Alif zone is unable to flow on a continuous basis due to formation damage which occurred during the completion. The well has been suspended as a potential Lam and Alif oil well pending a review of stimulation alternatives for the damaged formation. It is expected that future stimulation work would be conducted using a completion/service rig, later this year.

The drilling rig is currently moving to An Nagyah #26 to drill an upper Lam A horizontal development well.

About TransGlobe Energy Corporation

TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.8 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David C. Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson	Executive Offices:
Vice President, Finance & CFO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com